  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2000

                                             1933 ACT REGISTRATION NO. _________
                                             1940 ACT REGISTRATION NO. 811-07325

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                       PRE-EFFECTIVE AMENDMENT NO. ___ [ ]
                      POST-EFFECTIVE AMENDMENT NO. ___ [ ]

                                       AND

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                             AMENDMENT NO. 14 [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                         PRUCO LIFE FLEXIBLE PREMIUM
                           VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-5740

    (Address and telephone number of depositor's principal executive offices)

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-4708

                     (Name and address of agent for service)

                                   Copies to:

              CHRISTOPHER E. PALMER                           WILLIAM V. HEALEY
                MICHAEL K. ISENMAN                     CHIEF LEGAL OFFICER-INVESTMENTS
                  SHEA & GARDNER                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
         1800 MASSACHUSETTS AVENUE, N.W.                      100 MULBERRY STREET
              WASHINGTON, D.C. 20036                       NEWARK, NEW JERSEY 07102-4077
                  (202) 828-2093                                  (973) 802-2991

It is proposed that this filing will become effective (check appropriate space):
   [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
   [ ] on  __________ pursuant to paragraph (b) of Rule 485
   [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
   [ ] on __________pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
   [  ] on __________pursuant to paragraph (a)(1) of Rule 485

                      Title of Securities Being Registered:
               Interests in Individual Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

STRATEGIC PARTNERS SELECT

VARIABLE ANNUITY

PROSPECTUS:____________, 2001

THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE). PRUCO LIFE IS A WHOLLY OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.

THE FUNDS

Strategic Partners Select offers a wide variety of investment choices, including 25 variable investment options that invest in mutual funds managed by these leading asset managers. PRUDENTIAL INVESTMENTS JENNISON ASSOCIATES AIM ADVISORS ALLIANCE CAPITAL MANAGEMENT BANKERS TRUST, PART OF DEUTSCHE ASSET MANAGEMENT DAVIS SELECTED ADVISERS FIDELITY MANAGEMENT AND RESEARCH INVESCO JANUS CAPITAL MFS PIMCO



PLEASE READ THIS PROSPECTUS

Please read this prospectus before purchasing a Strategic Partners Select variable annuity contract and keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference.

TO LEARN MORE ABOUT STRATEGIC PARTNERS SELECT

To learn more about the Strategic Partners Select variable annuity, you can request a copy of the Statement of Additional Information (SAI) dated _______ , 2001. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. Pruco Life also files other reports with the SEC. All of these filings can be reviewed and copied at the SEC's offices, and can also be obtained from the SEC's Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549. The SEC also maintains a Web site (http://www.sec.gov) that contains the Strategic Partners Select SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on Page 35 of this prospectus.

FOR A FREE COPY OF THE SAI CALL US AT:

/\      (888) PRU-2888 or write to us at:

/\      Pruco Life Insurance Company
        213 Washington Street
        Newark, New Jersey 07102-2992

/\      Prudential Annuity Service Center
        P.O. Box 7960
        Philadelphia, PA 19101


THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN STRATEGIC PARTNERS SELECT IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

CONTENTS
--------------------------------------------------------------------------------

                  PART I: STRATEGIC PARTNERS SELECT PROSPECTUS
                  --------------------------------------------
                  SUMMARY
                  -------
                           Glossary......................................................    6
                           Summary.......................................................    7
                           Summary of Contract Expenses..................................   10
                           Expense Examples..............................................   12

                  PART II: STRATEGIC PARTNERS SELECT PROSPECTUS
                  ---------------------------------------------
                  SECTIONS 1--9
                  -------------
                    Section 1: What is the Strategic Partners Select Variable
                      Annuity?...........................................................   16
                       Short Term Cancellation Right or "Free Look"......................   16

                    Section 2: What Investment Options Can I Choose?.....................   17
                        Variable Investment Options......................................   17
                        Fixed Interest-Rate Options......................................   18
                        Transfers Among Options..........................................   19
                        Other Available Features.........................................   20
                        Voting Rights....................................................   21
                        Substitution.....................................................   21

                    Section 3: What Kind of Payments Will I Receive During
                      the Income Phase? (Annuitization)..................................   22
                        Payment Provisions...............................................   22
                         Option 1: Annuity Payments for a Fixed
                          Period.........................................................   22
                         Option 2: Life Annuity with 120 Payments (10
                          Years) Certain.................................................   22
                         Option 3: Interest Payment Option...............................   22
                         Option 4: Other Annuity Options.................................   22

                    Section 4: What is the Death Benefit?................................   23
                        Beneficiary......................................................   23
                        Calculation of the Death Benefit.................................   23

                    Section 5: How Can I Purchase a Strategic Partners Select
                      Contract?..........................................................   24
                        Purchase Payments................................................   24
                        Allocation of Purchase Payments..................................   24
                        Calculating Contract Value.......................................   24

                    Section 6: What are the Expenses Associated with the
                      Strategic Partners Select Contract?................................   25
                        Insurance Charges................................................   25
                        Annual Contract Fee..............................................   25
                        Withdrawal Charge................................................   25
                        Critical Care Access.............................................   26
                        Premium Taxes....................................................   26
                        Transfer Fee.....................................................   26
                        Company Taxes....................................................   26

                    Section 7: How Can I Access My Money?................................   27
                        Automated Withdrawals............................................   27
                        Suspension of Payments or Transfers...............................  27

                    Section 8: What are the Tax Considerations Associated


                       with the Strategic Partners Select Contract?......................   28
                        Contracts Owned by Individuals (Not Associated with
                         Tax Favored Retirement Plans)...................................   28
                        Contracts Held by Tax Favored Plans..............................   29

                    Section 9: Other Information.........................................   34
                        Pruco Life Insurance Company.....................................   34
                        The Separate Account.............................................   34
                        Sale and Distribution of the Contract............................   35
                        Assignment.......................................................   35
                        Financial Statements.............................................   35
                        Statement of Additional Information..............................   35
                        Accumulation Unit Values.........................................   36
                        Market-Value Adjustment Formula..................................   39
                        IRA Disclosure Statement.........................................   43

                    PART III: PROSPECTUSES

                    VARIABLE INVESTMENT OPTIONS

                     THE PRUDENTIAL SERIES FUND

                     JANUS ASPEN SERIES


                       This page intentionally left blank

PART I SUMMARY

STRATEGIC PARTNERS SELECT PROSPECTUS
                                                                                                      PART I
STRATEGIC PARTNERS SELECT PROSPECTUS  SUMMARY



GLOSSARY


WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (see below definition) and ends when you start receiving income payments or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ANNUITANT

The person whose life determines how long the contract lasts and the amount of income payments that will be paid.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CASH VALUE

This is the total value of your contract minus any withdrawal charge(s) or market-value adjustment, if applicable.

CONTRACT DATE

The date we receive your initial purchase payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.


CONTRACT OWNER, OWNER OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

The total value of the amounts in a contract allocated to the variable investment options and the interest-rate options as of a particular date.

DEATH BENEFIT

If the sole or last surviving annuitant dies, the designated person(s) or the beneficiary will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. See "What is the Death Benefit?" on page 23.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, these are referred to as payout or annuity options.

INTEREST-RATE OPTION

An investment option that offers a fixed-rate of interest for a one-year period (fixed-rate option) or a seven-year period (market-value adjustment option).

PRUDENTIAL ANNUITY SERVICE CENTER

P.O. Box 7960, Philadelphia, PA, 19101. The phone number is (888) PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. Generally, you can make additional purchase payments at any time during the accumulation phase.

SEPARATE ACCOUNT

Purchase payments allocated to the variable investment options are held by us in a separate account called the Pruco Life Flexible Premium Variable Annuity Account. The Separate Account is set apart from all of the general assets of Pruco Life.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. You do not pay taxes on your contract earnings until you take money out of your contract.

VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of Pruco Life that invests in a particular mutual fund is referred to in your contract as a subaccount.

SUMMARY OF SECTIONS 1--9


FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING
SECTION IN THE PROSPECTUS.

SECTION 1
WHAT IS THE STRATEGIC PARTNERS SELECT VARIABLE ANNUITY?

This variable annuity contract, offered by Pruco Life, is a contract between you, as the owner, and us. The contract allows you to invest on a tax-deferred basis in one or more of 25 variable investment options. There are also two fixed interest-rate options which are available in most states. The contract is intended for retirement savings or other long-term investment purposes and provides a death benefit and guaranteed income options.

   The variable investment options are designed to offer the opportunity over the long term for a better return than the fixed interest-rate options. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

   The fixed interest-rate options offer an interest rate that is guaranteed. While your money is in a fixed account, your principal amount is guaranteed and the interest amount that your money will earn is guaranteed by us to always be at least 3.0%. Payments allocated to the fixed interest-rate options become part of Pruco Life's general assets. As a result, the strength of our guarantee is based on the overall financial strength of Pruco Life.

   You can invest your money in any or all of the variable investment options and the interest-rate options. You are allowed 12 transfers each contract year among the variable investment options, without a charge. There are certain restrictions on transfers involving the interest-rate options.

   The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings grow on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase starts when you begin receiving regular payments from your contract. The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount of the payments you will receive during the income phase. Other factors will affect the amount of your payments such as age, gender and the payout option you selected.

   FREE LOOK. If you change your mind about owning Strategic Partners Select, you may cancel your contract within 10 days after receiving it (or whatever time period is required in the state where the contract was issued).

SECTION 2
WHAT INVESTMENT OPTIONS CAN I CHOOSE?

You can invest your money in any or all of the variable investment options that invest in the mutual funds described in the fund prospectuses provided with this prospectus:

THE PRUDENTIAL SERIES FUND
    Prudential Global Portfolio
    Prudential Jennison Portfolio
    Prudential Money Market Portfolio
    Prudential Stock Index Portfolio
    SP Aggressive Growth Asset Allocation Portfolio
    SP AIM Aggressive Growth Portfolio

    SP AIM Growth and Income Portfolio SP Alliance Large Cap Growth Portfolio SP Alliance Technology Portfolio SP Balanced Asset Allocation Portfolio SP Conservative Asset Allocation Portfolio SP Davis Value Portfolio
    SP Deutsche International Equity Portfolio
    SP Growth Asset Allocation Portfolio
    SP INVESCO Small Company Growth Portfolio
    SP Jennison International Growth Portfolio
    SP Large Cap Value Portfolio
    SP MFS Capital Opportunities Portfolio
    SP MFS Mid Cap Growth Portfolio
    SP PIMCO High Yield Portfolio SP PIMCO Total Return Portfolio
    SP Prudential U.S. Emerging Growth Portfolio
    SP Small/Mid Cap Value Portfolio
    SP Strategic Partners Focused Growth Portfolio

JANUS ASPEN SERIES
   Growth Portfolio - Service Shares



   Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the investment performance of the mutual funds used by the variable investment options you choose. Performance information for the variable investment options is provided in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

   You can also put your money into one or both of the fixed interest-rate options.

SECTION 3
WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Once you begin receiving regular payments, you cannot change your payment plan.

SECTION 4
WHAT IS THE DEATH BENEFIT?

If the sole or last surviving annuitant dies, the designated person(s) or the beneficiary will receive at a minimum, the total amount invested or a potentially greater amount related to market appreciation.

SECTION 5
HOW CAN I PURCHASE A STRATEGIC PARTNERS SELECT ANNUITY CONTRACT?

You can purchase this contract, under most circumstances, with a minimum initial purchase payment of $10,000. You can add $1,000 or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms.

SECTION 6
WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS SELECT
CONTRACT?

The contract has insurance features and investment features, and there are costs related to each.

   Each year we deduct a $30 contract maintenance charge if your contract value is less than $50,000. For insurance and administrative costs, we also deduct an annual charge of 1.55% of the average daily value of all assets allocated to the variable investment options. This charge is not assessed against amounts allocated to the interest-rate investment options.

   There are a few states/jurisdictions that assess a premium tax when you begin receiving regular income payments from your annuity. In those states, we will impose a required premium tax charge which can range up to 5%.

   There are also charges associated with the mutual funds. These charges currently range from 0.39% to 1.30% per year of a fund's average daily assets.

SECTION 7
HOW CAN I ACCESS MY MONEY?

You may take money out at any time during the accumulation phase. Each year, you may withdraw up to 10% of your total purchase payments without charge. Withdrawals greater than 10% of your purchase payments will be subject to a withdrawal charge. This charge decreases 1% each year. After the 7th year, there is no charge for a withdrawal. You may also be subject to income tax and a tax penalty if you make an early withdrawal.

SECTION 8
WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS SELECT CONTRACT?

Your earnings are not taxed until withdrawn. If you take money out during the accumulation phase, earnings are withdrawn first and are taxed as income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered partly a return of your original investment. As a result, that portion of each payment is not taxable as income. Generally, all amounts withdrawn from IRA contracts are fully taxable and subject to the 10% penalty if withdrawn prior to age 59 1/2.

SECTION 9
OTHER INFORMATION

This contract is issued by Pruco Life, a subsidiary of The Prudential Insurance Company of America.

SUMMARY OF CONTRACT EXPENSES


THE PURPOSE OF THIS SUMMARY IS TO HELP YOU TO UNDERSTAND THE COSTS YOU WILL PAY FOR STRATEGIC PARTNERS SELECT. THIS SUMMARY INCLUDES THE EXPENSES OF THE MUTUAL FUNDS USED BY THE VARIABLE INVESTMENT OPTIONS BUT DOES NOT INCLUDE ANY PREMIUM TAXES THAT MIGHT BE APPLICABLE IN YOUR STATE.

FOR MORE DETAILED INFORMATION:

More detailed information can be found on page 25 under the section called, "What Are The Expenses Associated With The Strategic Partners Select Variable Annuity?" For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses which you will find at the back of this prospectus.

TRANSACTION EXPENSES


WITHDRAWAL CHARGE (SEE NOTE 1 BELOW)

During contract year 1              7%
During contract year 2              6%
During contract year 3              5%
During contract year 4              4%
During contract year 5              3%
During contract year 6              2%
During contract year 7              1%

TRANSFER FEE (SEE NOTE 2 BELOW)

first 12 transfers per year                $0.00 each
transfer after 12                          $25.00

ANNUAL CONTRACT FEE AND FULL WITHDRAWAL FEE (SEE NOTE 3 BELOW)

                                                  $30.00

ANNUAL ACCOUNT EXPENSES

AS A PERCENTAGE OF THE AVERAGE ACCOUNT VALUE
Mortality and Expense Risk:                        1.40%
Administrative Fee:                                0.15%
Total:                                             1.55%

NOTE 1: AS OF THE BEGINNING OF THE CONTRACT YEAR, YOU MAY WITHDRAW UP TO 10% OF THE TOTAL PURCHASE PAYMENTS PLUS ANY CHARGE-FREE AMOUNT CARRIED OVER FROM THE PREVIOUS CONTRACT YEAR WITHOUT CHARGE. THERE IS NO WITHDRAWAL CHARGE ON ANY WITHDRAWALS MADE UNDER THE CRITICAL CARE ACCESS OPTION (SEE PAGE 26) OR ON ANY AMOUNT USED TO PROVIDE INCOME UNDER THE LIFE ANNUITY WITH 120 PAYMENTS (10 YEARS) CERTAIN OPTION. (SEE PAGE 22). SURRENDER CHARGES ARE WAIVED WHEN A DEATH BENEFIT IS PAID.

NOTE 2: YOU WILL NOT BE CHARGED FOR TRANSFERS MADE IN CONNECTION WITH DOLLAR COST AVERAGING AND AUTO-REBALANCING

NOTE 3: THERE IS NO CHARGE ON WITHDRAWALS IF THE VALUE OF YOUR CONTRACT IS $50,000 OR MORE, OR IF THE WITHDRAWALS ARE MADE UNDER THE CRITICAL CARE ACCESS OPTION.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES:

THESE EXPENSES ARE BASED ON THE HISTORICAL FUND EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999, EXCEPT AS INDICATED. FUND EXPENSES ARE NOT FIXED OR GUARANTEED BY THE STRATEGIC PARTNERS SELECT CONTRACT AND MAY VARY FROM YEAR TO YEAR.

(1) THE PRUDENTIAL SERIES FUND:
 Because this is the first year of operation for all "SP" Portfolios, other expenses are estimated based on management's projection of non-advisory fee expenses. Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses both with and without these expense reimbursements. These expense reimbursements are voluntary and may be terminated at any time.

(2) Each Asset Allocation Portfolio of The Prudential Series Fund invests in a combination of underlying portfolios of The Prudential Series Fund. The Total Expenses and Total Expenses After Expense Reimbursement for each Asset Allocation Portfolio are calculated as a blend of the advisory fees of the underlying portfolios, plus a 0.05% advisory fee payable to the investment adviser, Prudential Investments Fund Management LLC.


(3) JANUS ASPEN SERIES GROWTH PORTFOLIO- SERVICE SHARES:
 Expenses are based on the estimated expenses that the new Service Shares Class of the Growth Portfolio expects to incur in its first fiscal year. Janus Aspen Series maintains a distribution plan, or "12b-1 Plan", for this class of shares under which an annual fee of 0.25% of the class's average daily net assets is paid to the class distributor. This fee is discussed in the Janus Aspen Series prospectus.

ANNUAL MUTUAL FUND EXPENSES (AFTER REIMBURSEMENT, IF ANY):
-----------------------------------------------------------------------------------------------------------------------------------



AS A PERCENTAGE OF EACH PORTFOLIO'S AVERAGE DAILY NET ASSETS
---------------------------------------------------------------

                                                                                                                     TOTAL EXPENSES
                                                                       INVESTMENT          OTHER        TOTAL         AFTER EXPENSE
                                                                     ADVISORY FEES       EXPENSES      EXPENSES      REIMBURSEMENTS*
THE PRUDENTIAL SERIES FUND (1)
------------------------------
 ..............................................................             0.75%            0.09%         0.84%           0.84%
Prudential Global Portfolio
 ..............................................................             0.60%            0.03%         0.63%           0.63%
Prudential Jennison Portfolio
 ..............................................................             0.40%            0.02%         0.42%           0.42%
Prudential Money Market Portfolio
 ..............................................................             0.35%            0.04%         0.39%           0.39%
Prudential Stock Index Portfolio
 ..............................................................             0.84%            0.64%         1.48%           1.04%
SP Aggressive Growth Asset Allocation  Portfolio (2)
 ..............................................................             0.95%            0.50%         1.45%           1.07%
SP AIM Aggressive Growth Portfolio
 ..............................................................             0.85%            0..38%        1.23%           1.00%
SP AIM Growth and Income Portfolio
 ..............................................................             0.90%            0..30%        1.20%           1.10%
SP Alliance Large Cap Growth Portfolio
 ..............................................................             1.15%            0.47%         1.62%           1.30%
SP Alliance Technology Portfolio
 ..............................................................             0.75%            0..51%        1.26%           0.92%
SP Balanced Asset Allocation Portfolio (2)
 ..............................................................             0.71%            0.60%         1.31%           0.87%
SP Conservative Asset Allocation Portfolio (2)
 ..............................................................             0.75%            0..31%        1.06%           0.83%
SP Davis Value Portfolio
 ..............................................................             0.90%            0.77%         1.67%           1.10%
SP Deutsche International Equity Portfolio
 ..............................................................             0.80%            0..51%        1.31%           0.97%
SP Growth Asset Allocation Portfolio (2)
 ..............................................................             0.95%            0..59%        1.54%           1.15%
SP INVESCO Small Company Growth Portfolio
 ..............................................................             0.85%            0..99%        1.84%           1..24%
SP Jennison International Growth Portfolio
 ..............................................................             0.80%            0..34%        1.14%           0.90%
SP Large Cap Value Portfolio
 ..............................................................             0.75%            0..39%        1.14%           1.00%
SP MFS Capital Opportunities Portfolio
 ..............................................................             0.80%            0..52%        1..32%          1..00%
SP MFS Mid Cap Growth Portfolio
 ..............................................................             0.60%            0.77%         1..37%          0..82%
SP PIMCO High Yield
 ..............................................................             0.60%            0..57%        1.17%           0.76%
SP PIMCO Total Return Portfolio
 ..............................................................             0.60%            0..52%        1.12%           0.90%
SP Prudential U.S. Emerging Growth Portfolio
 ..............................................................             0.90%            0.68%         1.58%           1.05%
SP Small/Mid Cap Value Portfolio
 ..............................................................             0.90%            0.42%         1.32%           1.01%
SP Strategic Partners Focused Growth Portfolio


                                                      INVESTMENT ADVISORY
                                                              FEES                 12B-1 FEE     OTHER EXPENSES     TOTAL EXPENSES
JANUS ASPEN SERIES (3)
----------------------
GROWTH PORTFOLIO- SERVICE SHARES                             0.65%                   0.25%           0.02%              0.92%

* REFLECTS THE EFFECT OF MANAGEMENT FEE WAIVERS AND REIMBURSEMENT OF EXPENSES, IF ANY. SEE NOTES ON PAGE 10.

The "Expenses Examples" on the following pages are calculated using the total actual expenses.
EXPENSE EXAMPLES


THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY STRATEGIC PARTNERS SELECT. YOU CAN ALSO USE THE EXAMPLES TO COMPARE THE COST OF STRATEGIC PARTNERS SELECT WITH OTHER VARIABLE ANNUITY CONTRACTS.

EXAMPLE 1: IF YOU WITHDRAW YOUR ASSETS

Example 1 assumes that you invest $10,000 in Strategic Partners Select and that you allocate all of your assets to one of the variable investment options and withdraw all your assets at the end of the time period indicated. The example also assumes that your investment has a 5% return each year and that the mutual fund's operating expenses remain the same. Your actual costs may be higher or lower.

EXAMPLE 2: IF YOU DO NOT WITHDRAW YOUR ASSETS

Example 2 assumes that you invest $10,000 in Strategic Partners Select and allocate all of your assets to one of the variable investment options and DO NOT WITHDRAW any of your assets at the end of the time period indicated. The example also assumes that your investment has a 5% return each year and that the mutual fund's operating expenses remain the same. Your actual costs may be higher or lower.

On the following page are examples of what your costs would be using these assumptions.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES:

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

THE CHARGES SHOWN IN THE 10 YEAR COLUMN ARE THE SAME FOR EXAMPLE 1 AND EXAMPLE
2. THIS IS BECAUSE AFTER 10 YEARS, THE WITHDRAWAL CHARGES ARE NO LONGER DEDUCTED BY US WHEN YOU MAKE A WITHDRAWAL OR WHEN YOU BEGIN THE INCOME PHASE OF YOUR CONTRACT.

IF YOUR CONTRACT VALUE IS LESS THAN $50,000, ON YOUR CONTRACT ANNIVERSARY (AND UPON A SURRENDER), WE DEDUCT A $30 FEE. THE EXAMPLES USE AN AVERAGE NUMBER AS THE AMOUNT OF THE ANNUAL CONTRACT FEE WHICH WE CALCULATED BASED ON OUR ESTIMATE OF THE TOTAL CONTRACT FEES WE EXPECT TO COLLECT IN THE INITIAL YEAR OF THIS CONTRACT. BASED ON THESE ESTIMATES, THE ANNUAL CONTRACT FEE IS INCLUDED AS AN ANNUAL CHARGE OF 0.05% OF CONTRACT VALUE.

YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(s). A TABLE OF ACCUMULATION UNIT VALUES OF INTERESTS IN EACH VARIABLE INVESTMENT OPTION APPEARS ON PAGE 36. CHARGES FOR PREMIUM TAXES ARE NOT REFLECTED IN THESE EXAMPLES. PREMIUM TAXES MAY APPLY DEPENDING ON THE STATE WHERE YOU LIVE.

                                         EXPENSE EXAMPLES 1 AND 2
----------------------------------------------------------------------------------------------------



                                                                  EXAMPLE 1:                       EXAMPLE 2:
                                                      IF YOU WITHDRAW YOUR ASSETS      IF YOU DO NOT WITHDRAW YOUR ASSETS
                                             ----------------------------------------------------------------------------
                                                1 YR       3 YRS     5 YRS     10 YRS      1 YR      3 YRS      5 YRS     10 YRS
THE PRUDENTIAL SERIES FUND
--------------------------                     -----      ------    ------    -------      ----     -------    ------    -------
Prudential Global Portfolio                    $ 877      $1251     $1551      $2776       $247     $ 761      $1301      $2776
Prudential Jennison Portfolio                  $ 856      $1187     $1445      $2565       $226     $ 697      $1195      $2565
Prudential Money Market Portfolio              $ 835      $1124     $1338      $2348       $205     $ 634      $1088      $2348
Prudential Stock Index Portfolio               $ 832      $1114     $1323      $2317       $202     $ 624      $1073      $2317
SP Aggressive Growth Asset Allocation
Portfolio                                      $ 897      $1310     $1650      $2973       $267     $ 820      $1400      $2973
SP AIM Aggressive Growth Portfolio             $ 900      $1319     $1665      $3003       $270     $ 829      $1415      $3003
SP AIM Growth and Income Portfolio             $ 893      $1298     $1630      $2934       $263     $ 808      $1380      $2934
SP Alliance Large Cap Growth Portfolio         $ 903      $1328     $1680      $3032       $273     $ 838      $1430      $3032
SP Alliance Technology Portfolio               $ 923      $1388     $1778      $3223       $293     $ 898      $1528      $3223
SP Balanced Asset Allocation Portfolio         $ 885      $1275     $1590      $2856       $255     $ 785      $1340      $2856
SP Conservative Asset Allocation Portfolio     $ 885      $1275     $1592      $2863       $255     $ 785      $1342      $2863
SP Davis Value Portfolio                       $ 876      $1248     $1546      $2766       $246     $ 758      $1296      $2766
SP Deutsche International Equity Portfolio     $ 903      $1328     $1680      $3032       $273     $ 838      $1430      $3032
SP Growth Asset Allocation Portfolio           $ 890      $1289     $1615      $2905       $260     $ 799      $1365      $2905
SP INVESCO Small Company Growth Portfolio      $ 908      $1348     $1704      $3080       $278     $ 853       $1454      $3080
SP Jennison International Growth Portfolio     $ 917      $1370     $1749      $3166       $287     $ 880      $1499      $3166
SP Large Cap Value Portfolio                   $ 883      $1269     $1581      $2836       $253     $ 779       $1331      $2836
SP MFS Capital Opportunities Portfolio         $ 893      $1298     $1630      $2934       $263     $ 808      $1380      $2934
SP MFS Mid Cap Growth Portfolio                $ 893      $1298     $1630      $2934       $263     $ 808       $1380      $2934
SP PIMCO High Yield                            $ 875      $1245     $1541      $2756       $245     $ 755      $1291      $2756
SP PIMCO Total Return Portfolio                $ 869      $1226     $1510      $2696       $239     $ 736       $1260      $2696
SP Prudential U.S. Emerging Growth Portfolio   $ 883      $1269     $1581      $2836       $253     $ 779      $1331      $2836
SP Small/Mid Cap Value Portfolio               $ 898      $1313     $1655      $2983       $268     $ 823       $1405      $2983
SP Strategic Partners Focused Growth
Portfolio                                      $ 894      $1301     $1635      $2944       $264     $ 811      $1385      $2944


JANUS ASPEN SERIES
------------------
Growth Portfolio- Service Shares               $ 885      $1275    $1590       $2856       $255     $  785        1340       $2856


THESE EXAMPLES DO NOT SHOW PAST OR FUTURE EXPENSES. ACTUAL EXPENSES FOR A PARTICULAR YEAR MAY BE MORE OR LESS THAN SHOWN IN THE EXAMPLES.

                       This page intentionally left blank

PART II SECTIONS 1--9

STRATEGIC PARTNERS SELECT PROSPECTUS


1:
WHAT IS THE STRATEGIC PARTNERS SELECT
VARIABLE ANNUITY?


THE STRATEGIC PARTNERS SELECT VARIABLE ANNUITY IS A CONTRACT BETWEEN YOU, THE OWNER, AND US, THE INSURANCE COMPANY, PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE, WE OR US).

Under our contract or agreement, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time after the first contract anniversary. (Maryland residents must wait until the end of the seventh contract year.) Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

   THIS ANNUITY CONTRACT BENEFITS FROM TAX DEFERRAL. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract.

   STRATEGIC PARTNERS SELECT IS A VARIABLE ANNUITY CONTRACT. This means that during the accumulation phase, you can allocate your assets among 25 variable investment options as well as 2 guaranteed interest-rate options. (If you live in Maryland, Oregon or Washington, the market value adjustment option is not available to you.) If you select a variable investment option, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual fund associated with that variable investment option. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.

   AS MENTIONED ABOVE, STRATEGIC PARTNERS SELECT ALSO OFFERS TWO GUARANTEED INTEREST-RATE OPTIONS: a fixed-rate option and a market-value adjustment option. The fixed-rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3.0% per year. The market-value adjustment option guarantees a stated interest rate, generally higher than the fixed-rate option. However, in order to get the full benefit of the stated interest rate, assets in this option must be held for a seven-year period. (The market-value adjustment option is not available to residents of Maryland, Oregon or Washington.)

   AS THE OWNER OF THE CONTRACT, YOU HAVE ALL OF THE DECISION-MAKING RIGHTS UNDER THE CONTRACT. You will also be the annuitant unless you designate someone else. The annuitant(s) is the person upon whose death during the accumulation phase, the death benefit is payable. The annuitant is the person who receives the annuity payments when the income phase begins. The annuitant is also the person whose life is used to determine how much and how long these payments will continue. On and after the annuity date, the annuitant is the owner and may not be changed. The beneficiary becomes the owner when a death benefit is payable.

   THE BENEFICIARY IS: the person(s) or entity designated to receive any death benefit if the annuitant(s) dies during the accumulation phase. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it.

SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"

If you change your mind about owning Strategic Partners Select, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive, depending on applicable law:

-  Your full purchase payment; or

- The amount your contract is worth as of the day we receive your request. This amount may be more or less than your original payment.

2:
WHAT INVESTMENT OPTIONS
CAN I CHOOSE?


THE CONTRACT GIVES YOU THE CHOICE OF ALLOCATING YOUR PURCHASE PAYMENTS TO ANY ONE OR MORE OF 25 VARIABLE INVESTMENT OPTIONS, AS WELL AS TWO GUARANTEED INTEREST-RATE OPTIONS.

The 25 variable investment options invest in mutual funds managed by leading investment advisors. Each of these mutual funds has a separate prospectus that is provided with this prospectus. You should read the mutual fund prospectus before you decide to allocate your assets to the variable investment option using that fund.

VARIABLE INVESTMENT OPTIONS

Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a different investment objective.

The Prudential Series Fund
-   Prudential Global Portfolio
-   Prudential Jennison Portfolio (domestic equity)
-   Prudential Money Market Portfolio
-   Prudential Stock Index Portfolio
-   SP Aggressive Growth Asset Allocation Portfolio
-   SP AIM Aggressive Growth Portfolio
-   SP AIM Growth and Income Portfolio
-   SP Alliance Large Cap Growth Portfolio
-   SP Alliance Technology Portfolio
-   SP Balanced Asset Allocation Portfolio
-   SP Conservative Asset Allocation Portfolio
-   SP Davis Value Portfolio
-   SP Deutsche International Equity Portfolio

-   SP Growth Asset Allocation Portfolio
-   SP INVESCO Small Company Growth Portfolio
-   SP Jennison International Growth Portfolio
-   SP Large Cap Value Portfolio
-   SP MFS Capital Opportunities Portfolio
-   SP MFS Mid Cap Growth Portfolio
-   SP PIMCO High Yield Portfolio
-   SP PIMCO Total Return Portfolio
-   SP Prudential U.S. Emerging Growth Portfolio
-   SP Small/Mid Cap Value Portfolio
-   SP Strategic Partners Focused Growth Portfolio

The Prudential Global Portfolio, Prudential Jennison Portfolio, Prudential Money Market Portfolio, and Prudential Stock Index Portfolio. are managed by The Prudential Insurance Company of America ("Prudential"). The remaining portfolios of the Prudential Series Fund are managed by Prudential Investments Fund Management LLC ("PIFM"), a subsidiary of Prudential. In addition, the portfolios listed below also have subadvisers, which are listed below and which have day-to-day responsibility for managing the portfolio, subject to the oversight of Prudential or PIFM.

-   Prudential Money Market Portfolio and Prudential Stock Index Portfolio:
    Prudential Investment Corporation
-   Prudential Jennison Portfolio, SP Jennison International Growth
    Portfolio, and SP Prudential U.S. Focused Growth Portfolio: Jennison Associates LLC
- SP Strategic Partners Focused Growth Portfolio: Jennison Associates LLC. and Alliance Capital Management L.P.
-   SP AIM Aggressive Growth Portfolio and SP AIM Growth and Income Portfolio:
    AIM Advisors, Inc.
-   SP Alliance Large Cap Growth Portfolio and SP Alliance Technology
    Portfolio:  Alliance Capital Management L.P.
-   SP Davis Value Portfolio:  Davis Select Advisers, LP
- SP Deutsche International Equity Portfolio: Bankers Trust Company, part of Deutsche Asset Management and a wholly-owned subsidiary of Deutsche International Bank A.G.
-   SP INVESCO Small Company Growth Portfolio:  INVESCO
-   SP Large Cap Value Portfolio and SP Small/Mid Cap Value Portfolio:
    Fidelity Management and Research Company
-   SP MFS Capital Opportunities Portfolio and SP MFS Mid Cap Growth
    Portfolio:  Massachusetts Financial Services Company
- SP PIMCO High Yield Portfolio and SP PIMCO Total Return Portfolio: Pacific Investment Management Company

Janus Aspen Series
-   Growth Portfolio - Service Shares

Janus Capital Corporation serves as investment adviser to the Growth Portfolio - Service Shares of Janus Aspen Series.



FIXED INTEREST-RATE OPTIONS

We offer two interest-rate options: a one-year fixed-rate option and a market-value adjustment option (not available in Maryland, Oregon or Washington). We set a one year guaranteed annual interest rate that is always available for the one-year fixed-rate option. For the market-value adjustment option, we set a seven-year guaranteed interest rate.

   When you select one of these options, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a fixed interest-rate option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time, the minimum rate will never be less than 3.0%.

   Payments that you apply to either of the fixed interest-rate options become part of Pruco Life's general assets. As a result, the strength of the interest guarantees is based on the overall financial strength of Pruco Life. If Pruco Life suffered a material financial set back, the ability of Pruco Life to meet its financial obligations could be affected.

MARKET-VALUE ADJUSTMENT

If you transfer or withdraw assets or annuitize from the market-value adjustment option before an interest rate period is over, the assets will be subject to a market-value adjustment. The market-value adjustment may increase or decrease the amount being withdrawn or transferred and may be substantial. The adjustment, whether up or down will never be greater than 40%. The amount of the market-value adjustment is based on the difference between the:

1) Guaranteed interest rate for the amount you are withdrawing or transferring; and

2) Interest rate that is in effect on the date of the withdrawal or transfer.

   The amount of time left in the interest rate period is also a factor. You will find a detailed description of how the market-value adjustment is calculated on page 39 of this prospectus. (For contracts issued in Pennsylvania, the description is on page 41.)



TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options and the fixed interest-rate options. Your transfer request may be made by telephone or in writing to the Prudential Annuity Service Center. Only two transfers per month may be made by telephone. After that, all transfer requests must be in writing with an original signature. We have procedures in place to confirm that instructions received by telephone are genuine. We will not be liable for following telephone instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which it was received. Our business day usually closes, at 4:00 p.m. Eastern time.

   YOU CAN MAKE TRANSFERS OUT OF A FIXED INTEREST-RATE OPTION ONLY DURING THE 30-DAY PERIOD FOLLOWING THE END OF AN INTEREST RATE PERIOD. IF YOU TRANSFER MONEY FROM A MARKET-VALUE ADJUSTMENT OPTION AFTER THE 30-DAY PERIOD HAS ENDED, THE MONEY WILL BE SUBJECT TO A MARKET-VALUE ADJUSTMENT.

   During the contract accumulation phase, you can make 12 transfers each contract year, among the investment options, without charge. If you make more than 12 transfers in one contract year, you will be charged $25 for each additional transfer. (Dollar Cost Averaging and Auto-Rebalancing transfers do not count toward the 12 free transfers per year.)

OTHER AVAILABLE FEATURES

DOLLAR COST AVERAGING FEATURE

The dollar cost averaging (DCA) feature allows you to systematically transfer either a fixed dollar amount or a percentage out of any variable investment option or the one-year fixed interest-rate option and into any variable investment option(s). You can transfer money to more than one variable investment option. The investment option used for the transfers is designated as the DCA account. You can have these automatic transfers made from the DCA account monthly, quarterly, semiannually or annually. By allocating amounts on a regular schedule instead of allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Of course, there is no guarantee that dollar cost averaging will ensure a profit or protect against a loss in declining markets.

   Transfers must be at least $100 from your DCA account. After that, transfers will continue automatically until the entire amount in your DCA account has been transferred or until you tell us to discontinue the transfers. If your DCA account balance drops below $100, the entire remaining balance of the account will be transferred on the next transfer date. You can allocate subsequent purchase payments to re-open the DCA account at any time.

   Your transfers will be made on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

   Any transfers you make because of dollar cost averaging are not counted toward the 12 free transfers you are allowed per year.

This feature is available only during the contract accumulation phase.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding on the allocation of your money. If you choose to participate in the Asset Allocation Program, your financial professional will give you a questionnaire to complete that will help determine a program that is appropriate for you. Your asset allocation will be prepared based on your answers to the questionnaire. You will not be charged for this service and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once your money has been allocated among the variable investment options, the actual performance of the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. The fixed interest-rate options and the DCA account cannot participate in this feature.

   Your rebalancing will be done monthly, quarterly, semiannually or annually based on your choice. The rebalancing will be done on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, the rebalancing will take effect on the next business day.

   Any transfers you make because of Auto-Rebalancing are not counted toward the 12 free transfers you are allowed per year. This feature is available only during the contract accumulation phase. If you choose auto-rebalancing and dollar cost averaging, auto-rebalancing will take place after the transfers from your DCA account.

VOTING RIGHTS

We are the legal owner of the shares in the mutual funds associated with the variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from contractowners. We will mail you a proxy which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote the shares for which we do not receive instructions, and any other shares that we own, in the same proportion as the shares for which instructions are received. We may change the way your voting instructions are calculated if it is required by federal regulation.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We would do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

3:
WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE
INCOME PHASE? (ANNUITIZATION)


PAYMENT PROVISIONS

The annuitant can begin receiving annuity payments any time after the first contract anniversary. (Maryland residents must wait until after the seventh anniversary.) Annuity payments must begin no later than the contract anniversary that coincides with or follows the annuitant's 90th birthday.

   You may choose among the income plans described below at any time before the annuity date. These plans are called annuity options. During the income phase, all of the annuity options under this contract are fixed annuity options. This means that your participation in the variable investment options ends on the annuity date. If you have not selected an annuity option by the annuity date, the Interest Payment Option (Option 3, described below) will automatically be selected unless prohibited by applicable law. ONCE THE ANNUITY PAYMENTS BEGIN, YOU CANNOT CHANGE THE ANNUITY OPTION.

OPTION 1
ANNUITY PAYMENTS FOR A FIXED PERIOD

Under this option, we will make equal payments for a period you choose, up to 25 years. The annuity payments may be made monthly, quarterly, semiannually, or annually for as long as the annuitant is alive. If the annuitant dies during the income phase, a lump sum payment will be made to the beneficiary. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate used will always be at least 3.50% a year. For payment periods of 10 years or more, we will waive any withdrawal charge that otherwise would have been applied.

OPTION 2
LIFE ANNUITY WITH 120 PAYMENTS (10 YEARS) CERTAIN

Under this option, we will make annuity payments to the annuitant monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum unless the annuitant has specifically instructed that the remaining monthly annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate used will always be at least 3.50% a year.

OPTION 3
INTEREST PAYMENT OPTION

Under this option, you can choose to have us hold all or a portion of your contract value to accumulate interest. You can receive interest payments on a monthly, quarterly, semiannual, or annual basis or you can allow the interest to accrue on your contract assets. If you have not selected an annuity option by the annuity date, this is the option we will automatically select for you, unless prohibited by applicable law. Under this option, we will pay you interest at an effective rate of at least 3.0% a year.


   This option is not available if your contract is held in an Individual Retirement Account.

OPTION 4
OTHER ANNUITY OPTIONS

We currently offer a variety of other annuity options not described above. At the time you choose to receive your annuity payments, we may make available to you any of the fixed annuity options that are offered at your annuity date.

   You should be aware that depending on your contract date and the annuity option you choose, you may have to pay withdrawal charges.

4:
WHAT IS THE
DEATH BENEFIT?


THE DEATH BENEFIT FEATURE PROTECTS THE VALUE OF THE CONTRACT FOR THE
BENEFICIARY.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued, unless you change it at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before the annuitant or last surviving annuitant dies.

CALCULATION OF THE DEATH BENEFIT

If the annuitant (or the last surviving annuitant, if there are co-annuitants) dies during the accumulation phase, we will, upon receiving appropriate proof of death, pay a death benefit to the beneficiary designated by the contractowner. If death is prior to age 80, the beneficiary will receive the greater of the following:

- Current value of your contract (as of the time we receive appropriate proof of death); or

- Guaranteed Minimum Death Benefit--The Guaranteed Minimum Death Benefit is the greater of:

   1) The highest value of the contract on any contract anniversary date. This is called the step-up value. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals; or

   2) The "roll-up value" which is the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a 200% cap. Both the roll-up and the cap are reduced proportionally by withdrawals.

   If death occurs on or after age 80, the beneficiary will receive the greater of: 1) the current contract value as of the date that due proof of death is received, and 2) the Guaranteed Minimum Death Benefit as of age 80, increased by additional purchase payments, and reduced proportionally by the withdrawals. For this purpose, an annuitant is deemed to reach age 80 on the contract anniversary on or following the annuitant's actual 80th birthday.

   If the sole or older annuitant is age 80 or older at the time the contract is issued, upon death, the beneficiary will receive the greater of: 1) current contract value as of the date that due proof of death is received; and 2) the total purchase payments reduced proportionally by withdrawals.

   Here is an example of a proportional reduction:

   If an owner withdrew 50% of a contract valued at $100,000 and if the step-up value was $80,000, the new step-up value following the withdrawal would be $40,000 or 50% of what it had been prior to the withdrawal.

   If the contractowner and annuitant are not the same, the death benefit is payable only in the event of the death of a sole annuitant or last surviving annuitant, not the death of the contractowner.

   Certain terms of this death benefit are limited in Oregon. This death benefit was enhanced in January, 1998, to provide for the Guaranteed Minimum Death Benefit. Certain contractowners must have elected an endorsement in order for this enhanced death benefit to apply. See the Statement of Additional Information (SAI) for details.

5:
HOW CAN I PURCHASE A
STRATEGIC PARTNERS SELECT CONTRACT?


PURCHASE PAYMENTS

A purchase payment is the amount of money you give us to purchase the contract. The minimum purchase payment is $10,000. You can make additional purchase payments of at least $1,000 or more at any time during the accumulation phase. You must get our prior approval for any purchase payments over $2 million.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment among the variable investment options and the fixed interest-rate options based on the percentages you choose. The percentage of your allocation to a specific investment option can range in whole percentages from 0% to 100%. If, after the initial invested purchase payment, we receive a purchase payment without allocation instructions, we will allocate the corresponding invested purchase payment in the same proportion as your most recent purchase payment (unless you directed us to allocate that purchase payment on a one-time-only basis). You may submit an allocation change request at any time. Contact the Prudential Annuity Service Center for details.

   We will credit the initial purchase payments to your contract within two business days from the day on which the payment is received at the Prudential Annuity Service Center. Our business day usually closes, at 4:00 p.m. Eastern time. If, however your first purchase payment is made without enough information for us to set up your contract we may need to contact you to get the required information. If we are not able to get this information within five business days, we will either return your purchase payment or get your consent to continue holding it until we receive the necessary information. We will generally credit each subsequent purchase payment as of the business day we receive it.

CALCULATING CONTRACT VALUE

The value of the variable portion of your contract will go up or down depending on the investment performance of the variable investment option(s) you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

   Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

1) Adding up the total amount of money allocated to a specific investment option;

2) Subtracting from that amount insurance charges and any other applicable charges; and

3) Dividing this amount by the number of outstanding accumulation units.

   When you make a purchase payment, we credit your contract with accumulation units relating to the variable investment options you have chosen. The number of accumulation units credited to your contract is determined by dividing the amount of the purchase payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day. The Accumulation Unit Values chart provided on page 36 of this prospectus gives you more detailed information about the accumulation units of the variable investment options.


   We cannot guarantee that the value of your contract will increase or that it will not fall below the amount of your total purchase payments. However, we do guarantee a minimum interest rate of 3.0% a year on that portion of the contract value allocated to the fixed interest-rate options.

6:
WHAT ARE THE EXPENSES ASSOCIATED WITH THE
STRATEGIC PARTNERS SELECT CONTRACT?


THERE ARE CHARGES AND OTHER EXPENSES ASSOCIATED WITH THE CONTRACT THAT REDUCE THE RETURN ON YOUR INVESTMENT. THESE CHARGES AND EXPENSES ARE DESCRIBED BELOW.

INSURANCE CHARGES

Each day, we make a deduction for insurance charges. The insurance charges have two parts:

1) Mortality and expense risk charge

2) Administrative expense charge

1) MORTALITY AND EXPENSE RISK CHARGE

The mortality risk charge is for assuming the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk charge is for assuming that the current charges will be insufficient in the future to cover the cost of administering the contract.

   The mortality and expense risk charge is equal, on an annual basis, to 1.40% of the daily value of the contract invested in the variable investment options, after expenses have been deducted. This charge is not assessed against amounts allocated to the fixed interest-rate options.

   If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. The mortality and expense risk charge cannot be increased. Any profits made from this charge may be used by us to pay for the costs of distributing the contracts.

2) ADMINISTRATIVE EXPENSE CHARGE

This charge is for the expenses associated with the administration of the contract. The administration of the contract includes preparing and issuing the contract, establishing and maintaining of contract records, issuing confirmations and annual reports, personnel costs, legal and accounting fees, filing fees, and systems costs.

   This charge is equal, on an annual basis, to 0.15% of the daily value of the contract invested in the variable investment options, after expenses have been deducted.

ANNUAL CONTRACT FEE

During the accumulation phase, if your contract value is less than $50,000, we will deduct $30 per contract year (this fee may differ in certain states). This annual contract fee is used for administrative expenses and cannot be increased. The $30 charge will be deducted proportionately from each of the contract's investment options. This charge will also be deducted when you surrender your contract if your contract value is less than $50,000.

WITHDRAWAL CHARGE

During the accumulation phase, you can make withdrawals from your contract. When you make a withdrawal, money will be taken first from your purchase payments for purposes of determining withdrawal charges. When your purchase payments have been used up, then we will take the money from your earnings. You will not have to pay any withdrawal charge when you withdraw your earnings.

   The withdrawal charge is for the payment of the expenses involved in selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature and other promotional activities. If the contract is sold under circumstances that reduce the sales expenses, we may reduce or eliminate the withdrawal charge. For example, a large group of individuals purchasing contracts or an individual who already has a relationship with the company may receive such a reduction.

   You can withdraw up to 10% of your total purchase payments each contract year without paying a withdrawal charge. This amount is referred to as the "charge-free amount." If any of the charge-free amount is not used during a contract year, it will be carried over to the next contract year. During the first seven contract years, if your withdrawal of purchase payments is more than the charge-free amount, a withdrawal charge will be applied. This charge is based on your contract date.

   The following table shows the percentage of withdrawal charges that would apply:

PERCENTAGE OF APPLICABLE WITHDRAWAL CHARGES

                               During contract year 1              7%
                               During contract year 2              6%
                               During contract year 3              5%
                               During contract year 4              4%
                               During contract year 5              3%
                               During contract year 6              2%
                               During contract year 7              1%
                               After that                          0%

   Note: As of the beginning of the contract year, you may withdraw up to 10% of the total purchase payments plus any charge-free amount carried over from the previous contract year without charge. There is no withdrawal charge on any withdrawals made under the Critical Care Access Option or on any amount used to provide income under the Life Annuity with 120 payments (10 years) Certain Option. Surrender charges are waived when a death benefit is paid. There will be a reduction in the withdrawal charge for contracts issued to contractowners whose age at issue is 84 and older.

CRITICAL CARE ACCESS

We will allow you to withdraw money from the contract and waive any withdrawal and annual contract fee, if the annuitant or the last surviving co-annuitant (if applicable) becomes confined to an eligible nursing home or hospital for a period of at least three consecutive months. You would need to provide us with proof of the confinement. If a physician has certified that the annuitant or last surviving co-annuitant is terminally ill (has six months or less to live) there will be no charge imposed for withdrawals. Critical Care Access is not available in all states. This option is not available to the contractowner if he or she is not the annuitant.

PREMIUM TAXES

Some states and/or municipalities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract to pay them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is our current practice not to impose a charge for these taxes until annuity payments begin. In the few states that impose a tax, the current rates range up to 5.0%. If, in the future, we are charged for additional taxes that are based on purchase payments, that charge may be passed on to contractholders.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the date we issue your contract (the contract date). If you make more than 12 transfers in a year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $25 for each additional transfer. The transfer fee will be deducted proportionately from all the investment options involved in the transfer. The transfer fee is deducted before the market-value adjustment, if any is calculated.

COMPANY TAXES

We will pay the taxes on the earnings of the Separate Account. We are not currently charging the Separate Account for taxes. We will periodically review the issue of charging the Separate Account for these taxes, and may impose such a charge in the future.

7:
HOW CAN I
ACCESS MY MONEY?


YOU CAN ACCESS YOUR MONEY BY:

- MAKING A WITHDRAWAL (EITHER PARTIAL OR COMPLETE); OR
- ELECTING TO RECEIVE ANNUITY PAYMENTS DURING THE INCOME PHASE.

YOU CAN MAKE WITHDRAWALS ONLY DURING THE ACCUMULATION PHASE

When you make a complete withdrawal, you will receive the value of your contract on the day you made the withdrawal, less any applicable charges. We will calculate the value of your contract, and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

   Unless you tell us otherwise, any partial withdrawal will be made proportionately from all of the affected investment options and interest-rate options you have selected. You will need our consent to make a partial withdrawal if the requested withdrawal is less than

$500.

   We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a properly completed withdrawal request. We will deduct applicable charges, and apply a market-value adjustment, if any, from the assets in your contract.

   INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. FOR A MORE COMPLETE EXPLANATION, SEE SECTION 8 OF THIS PROSPECTUS AND THE TAX DISCUSSION IN THE STATEMENT OF ADDITIONAL INFORMATION.

AUTOMATED WITHDRAWALS

We offer an Automated Withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise.

   You can make withdrawals from any designated investment option or proportionally from all investment options. Market-value adjustments may apply. Withdrawal charges may be deducted if the withdrawals in any contract year are more than the charge-free amount. The minimum automated withdrawal amount you can make is $250.

   INCOME TAXES AND A 10% PENALTY TAX ON EARNINGS MAY APPLY TO AUTOMATED WITHDRAWALS AS WELL AS ANY OTHER WITHDRAWALS MADE FROM YOUR CONTRACT.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

- The New York Stock Exchange is closed (other than customary weekend and holiday closings);

- Trading on the New York Stock Exchange is restricted;

- An emergency exists during which sales of shares of the mutual funds are not feasible or we cannot reasonably value the accumulation units; or

- The Securities and Exchange Commission, by order, permits suspension or postponement of payments for the protection of owners.

We expect to pay the amount of any withdrawal or transfer made from the interest-rate options promptly upon request.

8:
WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE
STRATEGIC PARTNERS SELECT CONTRACT?


The tax considerations associated with the Strategic Partners Select contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. A qualified tax adviser should be consulted for complete information and advice.


CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX FAVORED
RETIREMENT PLANS)

TAXES PAYABLE BY YOU

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

   Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

   If you assign all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, you will be treated, for tax purposes, as surrendering your contract.

   If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or incident to divorce.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

   After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10 percent penalty tax. Amounts are not subject to this penalty tax if:

-  the amount is paid on or after you reach age 59  1/2 or die;

-  the amount received is attributable to your becoming disabled;

- the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity; and

- the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

   If you modify the lifetime annuity payment stream (other than as a result of death or disability) before you reach age 59 1/2 (or before the end of the five year period beginning with the first payment and ending after you reach age 59 1/2), your tax for the year of modification will be increased by the penalty tax that would have been imposed without the exception, plus interest for the deferral.

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules apply to amounts received by your beneficiary as those set forth above with respect to you. The election of an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

WITHHOLDING OF TAX FROM DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. These elections must be made on the appropriate forms that we provide.

ANNUITY QUALIFICATION

DIVERSIFICATION AND INVESTOR CONTROL In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that we, and not you as the contract-owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH Upon your death (or the death of a joint owner, if earlier), certain distributions must be made under the contract. The required distributions depend on whether you die on or before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

   If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

   If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

   If any portion of the contract is payable to (or for the benefit of) your surviving spouse, such portion of the contract may be continued with your spouse as the owner.

Changes in the Contract We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contractowners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION

You should refer to the Statement of Additional Information if:


- The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

- Your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982.

-  You are a nonresident alien.

- You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.

-  You wish additional information on withholding taxes.

CONTRACTS HELD BY TAX FAVORED PLANS

Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Code. At some future time we may allow the contract to be purchased in connection with other retirement arrangements which are also entitled to favorable federal income tax treatment ("tax favored plans"). These other tax favored plans include:

-  Simplified employee pension plans ("SEPs") under Section 408(k) of the Code;

- Saving incentive match plans for employees-IRAs ("SIMPLE-IRAs") under Section 408(p) of the Code; and

- Tax-deferred annuities ("TDAs") under Section 403(b) of the Code.

   This description assumes that (i) we will be offering this to both IRA and non-IRA tax favored plans, and (ii) you have satisfied the requirements for eligibility for these products.

   You should be aware that tax favored plans such as IRAs generally provide tax deferral regardless whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax deferral benefits.

TYPES OF TAX FAVORED PLANS

IRAS If you buy a contract for use as an IRA, we will provide you a copy of the prospectus and the contract. The "IRA Disclosure Statement" on page 43 contains information about eligibility, contribution limits, tax particulars and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if greater, the amount credited under the contract, calculated as of the valuation period that we receive this cancellation notice).

   Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution you may make to an IRA (which is generally $2,000/year). The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds into another
Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

   Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

- You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

-  Your rights as owner are non-forfeitable;

-  You cannot sell, assign or pledge the contract, other than to Pruco Life;

- The annual premium you pay cannot be greater than $2,000 (which does not include any rollover amounts);

- The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

- Death and annuity payments must meet "minimum distribution requirements" (described below).

   Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

-  A 10% "early distribution penalty" (described below);

- Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

-  Failure to take a minimum distribution (also generally described below).

SEPS SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

- If you participate in a SEP, you generally do not include into income any employer contributions made to the SEP on your behalf up to the lesser of (a) $30,000 or (b) 15% of the employee's earned income (not including the employer contribution amount as "earned income" for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2000, this limit is $170,000;

- SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

- Some SEPs for small employers permit salary deferrals (up to $10,500 in 2000) with the employer making these contributions to the SEP. However, no new "salary reduction" or "SAR-SEPs" can be established after 1996.

   You will also be provided the same information, and have the same "free look" period, as you would have if you were purchasing the contract for a standard IRA.

SIMPLE-IRAS SIMPLE-IRAs are another variation on the standard IRA, available to small employers (under 100 employees, on a "controlled group" basis) that do not offer other tax favored plans. SIMPLE-IRAs are also subject to the same basic IRA requirements with the following exceptions:

- Participants in a SIMPLE-IRA may contribute up to $6,000 (in 2000, indexed), as opposed to the usual $2,000 limit, and employer contributions may also be provided as a match (up to 3% of your compensation; and

-  SIMPLE-IRAs are not subject to the SEP nondiscrimination rules.

ROTH IRAS Congress amended the Code in 1997 to add a new Section 408A, creating the "Roth IRA" as a new type of individual retirement plan. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

-  Contributions to a Roth IRA cannot be deducted from your gross income;

- "Qualified distributions" (generally, held for 5 years and payable on account of death, disability, attainment of age 59 1/2, or first time-homebuyer) from Roth IRAs are excludable from your gross income; and

- If eligible, you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

   Because the contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to a Roth IRA (generally, $2,000 less any contributions to a traditional IRA), you may purchase a contract as a Roth IRA only in connection with a "rollover" or "conversion" of the proceeds of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, or Roth IRA. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once the contract has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

TDAS You may own TDAs generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $10,500 (2000, indexed). Further, you may roll over TDA amounts to another TDA or an IRA.

   A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

-  Your attainment of age 59  1/2;

-  Your severance of employment;

-  Your death;

-  Your total and permanent disability; OR

- Hardship (under limited circumstances, and only related to salary deferrals and any earnings attributable to these amounts).

   In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.

   These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7).

   Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

MINIMUM DISTRIBUTION OPTION

If you hold the contract under an IRA or other tax favored plan, you can satisfy the IRS minimum distribution requirements described above (generally, distribution after age 70 1/2) under the contract without either annuitizing or "cash surrendering" a portion of the contract. You, as owner of the contract, can select either a "calculation" or "recalculation" method to determine the minimum distribution. We will send you a check for the minimum distribution amount, less any other partial withdrawals that you made during the year. More information on the mechanics of this calculation is available on request.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% penalty tax to the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

The Code requires a mandatory 20% federal income tax withholding for certain distributions from a TDA or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA (including the IRA variations described above) or TDA.. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

- For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

-  For all other distributions, you will be withheld at a 10% rate.

   We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

   Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Strategic Partners Select Contract" starting on page 25.

   Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract" on page 35.

   In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

ADDITIONAL INFORMATION

For additional information about the requirements of federal tax law applicable to tax favored plans, see the "IRA Disclosure Statement" on page 43.

9:
OTHER
INFORMATION


PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York and therefore is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to do business. Pruco Life is a wholly-owned subsidiary of The Prudential Life Insurance Company of America (Prudential), a mutual insurance company founded in 1875 under the laws of the State of New Jersey.

   Pruco Life publishes annual and quarterly reports that are filed with the SEC. These reports contain financial information about Pruco Life that is annually audited by independent accountants. The most recent annual report is contained in the SAI. While Pruco Life's annual report is not ordinarily mailed to contractholders, you can obtain a copy at no cost by calling us at our number listed on the cover. This information, together with all the more current reports filed with the SEC as required by section 15 of the Exchange Act of 1934, is legally a part of this prospectus.

   Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, the company's Board of Directors authorized management to take preliminary steps necessary to allow the company to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by the company's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

   The plan of reorganization, which has not been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including types, amounts and issue years of the policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of the company's subsidiaries (such as the Pruco Life insurance companies) would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contractholders of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.


THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the contracts. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC ("PIMS"), 100 Mulberry Street, Newark, New Jersey 07102-4077, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions for the sales of contracts are paid to Prudential representatives and to other independent broker-dealers who sell the contracts, and do not reduce the amount of your investment. Registered representatives of independent broker-dealers may be paid on a different basis than those affiliated with PIMS.

ASSIGNMENT

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. An assignment, like any other change in ownership, may trigger a taxable event.

   If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your financial professional.

FINANCIAL STATEMENTS

The financial statements of the Separate Account associated with Discovery Select are included in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

-  Company

-  Experts

-  Litigation

-  Legal Opinions

-  Principal Underwriter

-  Determination of Accumulation Unit Values

-  Performance Information

-  Comparative Performance Information

-  Further Information about the Death Benefit

-  Federal Tax Status

-  Financial Information

MARKET-VALUE
ADJUSTMENT FORMULA


MARKET-VALUE ADJUSTMENT FORMULA

WITH RESPECT TO RESIDENTS OF STATES, OTHER THAN PENNSYLVANIA, IN WHICH STRATEGIC PARTNERS SELECT IS BEING OFFERED. WITH RESPECT TO RESIDENTS OF PENNSYLVANIA, SEE PAGE 41.

THE ADJUSTMENT INVOLVES THREE AMOUNTS

The Market-Value Adjustment, which is applied to withdrawals and transfers made at any time other than the 30-day period following the end of an interest rate period, involves three amounts:

1) The number of whole months remaining in the existing interest rate period.

2) The guaranteed interest rate.

3) The interest rate that Pruco Life declares for a duration of one year longer than the number of whole years remaining on the existing cell being withdrawn from.

STATED AS A FORMULA, THE MARKET VALUE IS EQUAL TO:
(M/12) X (R--C)

   NOT TO EXCEED +0.40 OR BE LESS THAN --0.40; WHERE,

                                  M  =    the number of whole months (not to be less
                                          than one) remaining in the interest-rate
                                          period.
                                  R  =    the Contract's guaranteed interest-rate
                                          expressed as a decimal. Thus 6.2% is
                                          converted to 0.062.
                                  C  =    the interest-rate, expressed as a decimal,
                                          that Pruco Life declares for a duration
                                          equal to the number of whole years
                                          remaining in the present interest-rate
                                          period, plus 1 year as of the date the
                                          request for a withdrawal or transaction is
                                          received.
                                          ---------

The Market-Value Adjustment is then equal to the Market Value Factor multiplied by the amount subject to a Market-Value Adjustment.

STEP BY STEP

THE STEPS BELOW EXPLAIN HOW A MARKET-VALUE ADJUSTMENT IS CALCULATED.

STEP 1: Divide the number of whole months left in the existing interest rate period (not to be less than one) by 12.

STEP 2: Divide the interest rate Pruco Life declares on the date the request for withdrawal or transfer is received for a duration of years equal to the whole number of years determined in Step 1, plus 1 additional year. Subtract this interest rate from the guaranteed interest rate. The result could be negative.

STEP 3: Multiply the results of Step 1 and Step 2. Again, the result could be negative. If the result is less than --0.4, use the value --0.4. If the result is in between --0.4 and 0.4, use the actual value. If the result is more than 0.4, use the value 0.4.

STEP 4: Multiply the result of Step 3 (which is the Market Value Factor) by the value of the amount subject to a Market-Value Adjustment. The result is the Market-Value Adjustment.

STEP 5: The result of Step 4 is added to the interest cell. If the Market-Value Adjustment is positive, the interest cell will go up in value. If the Market-Value Adjustment is negative, the interest cell will go down in value.

   DEPENDING UPON WHEN THE WITHDRAWAL REQUEST IS MADE, A WITHDRAWAL CHARGE MAY APPLY.

   THE FOLLOWING EXAMPLE WILL ILLUSTRATE THE APPLICATION OF A MARKET-VALUE ADJUSTMENT AND THE DETERMINATION OF THE WITHDRAWAL CHARGE:

SUPPOSE A CONTRACTOWNER MADE TWO INVESTED PURCHASE PAYMENTS, THE FIRST IN THE AMOUNT OF $10,000 ON DECEMBER 1, 1995, ALL OF WHICH WAS ALLOCATED TO THE EQUITY SUBACCOUNT, AND THE SECOND IN THE AMOUNT OF $5,000 ON OCTOBER 1, 1997, ALL OF WHICH WAS ALLOCATED TO THE MVA OPTION WITH A GUARANTEED INTEREST RATE OF 8% (0.08) FOR 7 YEARS. A REQUEST FOR WITHDRAWAL OF $8,500 IS MADE ON FEBRUARY 1, 2000 (THE CONTRACT OWNER DOES NOT PROVIDE ANY WITHDRAWAL INSTRUCTIONS). ON THAT DATE THE AMOUNT IN THE EQUITY SUBACCOUNT IS EQUAL TO $12,000 AND THE AMOUNT IN THE INTEREST CELL WITH A MATURITY DATE OF SEPTEMBER 30, 2004 IS $5,985.23, SO THAT THE CONTRACT FUND ON THAT DATE IS EQUAL TO $17,985.23.

   ON FEBRUARY 1, 2000, THE INTEREST RATES DECLARED BY PRUCO LIFE FOR THE DURATION OF 5 YEARS (4 WHOLE YEARS REMAINING UNTIL SEPTEMBER 30, 2004, PLUS 1
YEAR) IS 11%.

THE FOLLOWING COMPUTATIONS WOULD BE MADE:

1) Calculate the Contract Fund value as of the effective date of the transaction. This would be $17,985.23.

2) Calculate the charge-free amount (the amount of the withdrawal that is not subject to a withdrawal charge).

                                            DATE   PAYMENT FREE
                                           -----   ------- ------
                                           12/1/95 $10,000 $1,000
                                           12/1/96         $2,000
                                           10/1/97 $ 5,000 $2,500
                                           12/1/97         $4,000
                                           12/1/98         $5,500
                                           12/1/99         $7,000

   The charge-free amount in the fifth Contract year is 10% of $15,000 (total purchase payments) plus $5,500 (the charge-free amount available in the fourth Contract year) for a total of $7,000.

3) Since the withdrawal request is in the fifth Contract year, a 3% withdrawal charge rate applies to any portion of the withdrawal which is not charge-free.

                                       $ 8,500.00  REQUESTED WITHDRAWAL AMOUNT
                                    -- $ 7,000.00  CHARGE-FREE
                                    --------------------------------
                                       $ 1,500.00  ADDITIONAL AMOUNT NEEDED TO
                                                   COMPLETE WITHDRAWAL


   The Contract provides that the Contract Fund will be reduced by an amount which, when reduced by the withdrawal charge, will equal the amount requested. Therefore, in order to produce the amount needed to complete the withdrawal request ($1,500), we must "gross-up" that amount, before applying the withdrawal charge rate. This is done by dividing by 1 minus the withdrawal charge rate.

$1,500.00 / (1--.03) =

$1,500.00 / 0.97 = $1,546.39 GROSSED-UP AMOUNT

   Please note that a 3% withdrawal charge on this grossed-up amount reduces it to $1,500, the balance needed to complete the request.

                          $ 1,546.39 GROSSED-UP AMOUNT
                          X      .03 WITHDRAWAL CHARGE RATE
                         ------------------------------------
                          $    46.39 WITHDRAWAL CHARGE


4) The Market Value Factor is determined as described in steps 1 through 5, above. In this case, it is equal to 0.08 (8% is the guaranteed rate in the existing cell) minus 0.11 (11% is the interest-rate that would be offered for an interest cell with a duration of the remaining whole years plus 1), which is --0.03, multiplied by 4.58333 (55 months remaining until September 30, 2004, divided by 12) or --0.13750. Thus, there will be a negative Market-Value Adjustment of 14% of the amount in the interest cell that is subject to the adjustment.

                                     0.13750 x $5,985.23 =
                              --822.97 NEGATIVE MVA
                            $ 5,985.23 UNADJUSTED VALUE
                           -----------------------------------
                            $ 5,162.26 ADJUSTED VALUE
                            $12,000.00 EQUITY VALUE
                           -----------------------------------
                            $17,162.26 ADJUSTED CONTRACT FUND



5) The total amount to be withdrawn, $8,546.39, (sum of the surrender charge, $46.39, and the requested withdrawal amount of $8,500) is apportioned over all accounts making up the Contract Fund following the Market-Value Adjustments, if any, associated with the MVA option.


                            EQUITY
                            ($12,000/$17,162.26) x $8,546.39 =        $5,975.71
                            ----------------------------------        ---------
                            7-YR MVA
                            ($5,162.26/$17,162.26) x $8,546.39 =      $2,570.68
                                                                      ---------
                                                                      $8,546.39


6) The adjusted value of the interest cell, $5,162.26, reduced by the withdrawal of $2,570.68 leaves $2,591.58. This amount must be "unadjusted" by dividing it by 0.86250 (1 plus the Market-Value Adjustment of --0.13750) to determine the amount remaining in the interest cell to which the guaranteed interest-rate of 8% will continue to be credited until September 30, 2004 or a subsequent withdrawal. That amount is $3,004.73.

MARKET-VALUE ADJUSTMENT FORMULA WITH RESPECT TO RESIDENTS OF PENNSYLVANIA ONLY.

THE ADJUSTMENT INVOLVES THREE AMOUNTS

The Market-Value Adjustment, which is applied to withdrawals and transfers made at any time other than the 30-day period following the end of an interest rate period, involves three amounts:

1) The number of whole months remaining in the existing interest rate period.

2) The guaranteed interest rate.

3) The interpolated value of the interest rates that Pruco Life declares for the number of whole years remaining and the duration 1 year longer than the number of whole years remaining in the existing interest rate period.

STATED AS A FORMULA, THE MARKET VALUE IS EQUAL TO:
(M/12) X (R--C)

   NOT TO EXCEED +0.40 OR BE LESS THAN --0.40; WHERE,

                           M    = the number of whole months (not to be less
                                  than one) remaining in the  interest-rate
                                  period.
                           R    = the Contract's guaranteed interest-rate
                                  expressed as a decimal. Thus 6.2% is
                                  converted to 0.062.

                           C    = the interpolated value of the interest
                                  rates, expressed as a decimal, that Pruco Life declares for the number of whole years remaining and the duration 1 year longer than the number of whole years remaining as of the date the request for a withdrawal or transfer is received or m/365 x (n+1) year rate + (365--m)/365 x n year rate, where "n" equals years and "m" equals days remaining in year "n" of the existing interest rate period.


The Market-Value Adjustment is then equal to the Market Value Factor multiplied by the amount subject to a Market-Value Adjustment.

STEP BY STEP

THE STEPS BELOW EXPLAIN HOW A MARKET-VALUE ADJUSTMENT IS CALCULATED.

STEP 1: Divide the number of whole months left in the existing interest rate period (not to be less than one) by 12.

STEP 2: Interpolate the interest rates Pruco Life declares on the date the request for withdrawal or transfer is received for the duration of years equal to the whole number of years determined in Step 1, plus the whole number of years plus 1 additional year.

STEP 3: Subtract this interpolated interest rate from the guaranteed interest rate. The result could be negative.

STEP 4: Multiply the results of Step 1 and Step 2. Again, the result could be negative. If the result is less than --0.4, use the value --0.4. If the result is in between --0.4 and 0.4, use the actual value. If the result is more than 0.4, use the value 0.4.

STEP 5: Multiply the result of Step 3 (which is the Market Value Factor) by the value of the amount subject to a Market-Value Adjustment. The result is the Market-Value Adjustment.

STEP 6: The result of Step 4 is added to the interest cell. If the Market-Value Adjustment is positive, the interest cell will go up in value. If the Market-Value Adjustment is negative, the interest cell will go down in value.

   DEPENDING UPON WHEN THE WITHDRAWAL REQUEST IS MADE, A WITHDRAWAL CHARGE MAY APPLY.

   THE FOLLOWING EXAMPLE WILL ILLUSTRATE THE APPLICATION OF A MARKET-VALUE ADJUSTMENT AND THE DETERMINATION OF THE WITHDRAWAL CHARGE.

SUPPOSE A CONTRACTOWNER MADE TWO INVESTED PURCHASE PAYMENTS, THE FIRST IN THE AMOUNT OF $10,000 ON DECEMBER 1, 1995, ALL OF WHICH WAS ALLOCATED TO THE EQUITY SUBACCOUNT, AND THE SECOND IN THE AMOUNT OF $5,000 ON OCTOBER 1, 1997, ALL OF WHICH WAS ALLOCATED TO THE MVA OPTION WITH A GUARANTEED INTEREST RATE OF 8% (0.08) FOR 7 YEARS. A REQUEST FOR WITHDRAWAL OF $8,500 IS MADE ON FEBRUARY 1, 2000 (THE CONTRACT OWNER DOES NOT PROVIDE ANY WITHDRAWAL INSTRUCTIONS). ON THAT DATE THE AMOUNT IN THE EQUITY SUBACCOUNT IS EQUAL TO $12,000 AND THE AMOUNT IN THE INTEREST CELL WITH A MATURITY DATE OF SEPTEMBER 30, 2004 IS $5,985.23, SO THAT THE CONTRACT FUND ON THAT DATE IS EQUAL TO $17,985.23.

   ON FEBRUARY 1, 2000, THE INTEREST RATES DECLARED BY PRUCO LIFE FOR THE DURATION'S 4 AND 5 YEARS (4 WHOLE YEARS REMAINING UNTIL SEPTEMBER 30, 2004, PLUS 1 YEAR) ARE 10.8% AND 11.4%, RESPECTIVELY.

THE FOLLOWING COMPUTATIONS WOULD BE MADE:

1) Calculate the Contract Fund value as of the effective date of the transaction. This would be $17,985.23.

2) Calculate the charge-free amount (the amount of the withdrawal that is not subject to a withdrawal charge).

                                            DATE    PAYMENT    FREE
                                           -----    -------    ----
                                           12/1/95  $10,000   $1,000


                                           12/1/96            $2,000
                                           10/1/97  $ 5,000   $2,500
                                           12/1/97            $4,000
                                           12/1/98            $5,500
                                           12/1/99            $7,000

   The charge-free amount in the fifth Contract year is 10% of $15,000 (total purchase payments) plus $5,500 (the charge-free amount available in the fourth Contract year) for a total of $7,000.

3) Since the withdrawal request is in the fifth Contract year, a 3% withdrawal charge rate applies to any portion of the withdrawal which is not charge-free.
                                                   REQUESTED WITHDRAWAL
                                        $8,500.00  AMOUNT
                                    -- $ 7,000.00  CHARGE-FREE
                                    --------------------------------
                                        $1,500.00  ADDITIONAL AMOUNT
                                                   NEEDED TO COMPLETE WITHDRAWAL


   The Contract provides that the Contract Fund will be reduced by an amount which, when reduced by the withdrawal charge, will equal the amount requested. Therefore, in order to produce the amount needed to complete the withdrawal request ($1,500), we must "gross-up" that amount, before applying the withdrawal charge rate. This is done by dividing by 1 minus the withdrawal charge rate.


 $1,500.00 / (1--.03) =
$1,500.00 / 0.97 = $1,546.39 GROSSED-UP AMOUNT

   Please note that a 3% withdrawal charge on this grossed-up amount reduces it to $1,500, the balance needed to complete the request.


                          $ 1,546.39 GROSSED-UP AMOUNT
                          X      .03 WITHDRAWAL CHARGE RATE
                         ----------------------------------
                          $    46.39 WITHDRAWAL CHARGE


4) The Market Value Factor is determined as described in steps 1 through 5, above. In this case, it is equal to 0.08 (8% is the guaranteed rate in the existing cell) minus 0.11 (11% is the interpolated value for the interest rates that would be offered for interest cells with durations of whole years remaining and whole year plus 1 remaining in the existing interest rate period), which is --0.03, multiplied by 4.58333 (55 months remaining until September 30, 2004, divided by 12) or --0.13750. Thus, there will be a negative Market-Value Adjustment of approximately 14% of the amount in the interest cell that is subject to the adjustment.

                                    --0.13750 x $5,985.23 =
                              --822.97 NEGATIVE MVA
                            $ 5,985.23 UNADJUSTED VALUE
                            --------------------------------
                            $ 5,162.26 ADJUSTED VALUE
                            $12,000.00 EQUITY VALUE
                            --------------------------------
                            $17,162.26 ADJUSTED CONTRACT FUND


5) The total amount to be withdrawn, $8,546.39, (sum of the surrender charge, $46.39, and the requested withdrawal amount of $8,500) is apportioned over all accounts making up the Contract Fund following the Market-Value Adjustments, if any, associated with the MVA option.

                            EQUITY
                            ($12,000/$17,162.26) x $8,546.39 =  $5,975.71
                           -----------------------------------------------
                            7-YR MVA
                            ($5,162.26/$17,162.26) x $8,546.39 =                  $2,570.68
                                                                                  ---------
                                                                                  $8,546.39

6) The adjusted value of the interest cell, $5,162.26, reduced by the withdrawal of $2,570.68 leaves $2,591.58. This amount must be "unadjusted" by dividing it by 0.86250 (1 plus the Market-Value Adjustment of --0.13750) to determine the amount remaining in the interest cell to which the guaranteed interest-rate of 8% will continue to be credited until September 30, 2004 or a subsequent withdrawal. That amount is $3,004.73.

IRA DISCLOSURE STATEMENT



This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEP) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service. Those are federal tax law rules; state tax laws may vary.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days (or whatever period is required by applicable state law) after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision, return the contract to the representative who sold it to you or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus.

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have "Adjusted Gross Income" (as defined under Federal tax laws) which does not exceed the "applicable dollar limit." IRA (or SEP) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000--$40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly.

   Contributions made by your employer to your SEP are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP will be entitled to elect to have their employer make contributions to their SEP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEP are subject to an inflation-adjusted limit, which is $10,500 in 2000. Salary-reduction SEPs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SARSEP and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may not be established after 1996.

   The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

   Under a SEP agreement, the maximum annual contribution which your employer may make on your behalf to a SEP contract that is excludable from your income is the lesser of 15% of your salary or $24,000. An employee who is a participant in a SEP agreement may make after-tax contributions to the SEP contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

   The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

   If you or your employer should contribute more than the maximum contribution amount to your IRA or SEP, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

   Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions below for penalties imposed on withdrawal when the contribution exceeds $2,000.)

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and, if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $2,000 each may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs; (ii) $4,000; or (iii) 100% of your combined gross income.

   Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

   Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEP and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

   A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEP) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

DISTRIBUTIONS

(a) PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEP be forfeited. To insure that your contributions will be used for retirement, the federal tax law does not permit you to use your IRA or SEP as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP to anyone. Use of an IRA (or SEP) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA or SEP without penalty to your former spouse in accordance with the terms of a divorce decree.)

   You may surrender any portion of the value of your IRA (or SEP). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

   The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

(b) DISTRIBUTION AT AFTER AGE 59  1/2

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEP) regardless of when you actually retire. In addition, you must commence distributions from your IRA by April 1 following the year you attain age 70 1/2. You may elect to receive the distribution under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the period payment options or in one sum will be treated as ordinary income as you receive them to the degree that you have made deductible contributions. If you have made both deductible and nondeductible contributions, a portion of the distribution attributable to the nondeductible contribution will be tax-free.

(c) INADEQUATE DISTRIBUTIONS--50% TAX

Your IRA or SEP is intended to provide retirement benefits over your lifetime. Thus, federal tax law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

(d) DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEP), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Tax Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $100,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the lesser of $2,000 and 100% of compensation for that year (the $2,000 limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

   For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurred before January 1, 1999, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements of IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

   UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

   "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2;
(b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

   Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

PART III PROSPECTUSES

VARIABLE INVESTMENT OPTIONS

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                                       53

                       STATEMENT OF ADDITIONAL INFORMATION
                                   _____, 2001
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The Strategic Partners Select (SM) annuity contract* (the "contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

This statement of additional information is not a prospectus and should be read in conjunction with the Strategic Partners Select Annuity prospectus, dated ___ __, 2001. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19101, or by telephoning (888) PRU-2888.

                    TABLE OF CONTENTS

                                                PAGE
COMPANY.....................................      1
EXPERTS.....................................      1
LITIGATION..................................      2
LEGAL OPINIONS..............................      2
PRINCIPAL UNDERWRITER.......................      2
DETERMINATION OF SUBACCOUNT UNIT VALUES.....      3
PERFORMANCE INFORMATION.....................      3
COMPARATIVE PERFORMANCE INFORMATION AND           3
ADVERTISING.................................
FEDERAL TAX STATUS..........................      4
FINANCIAL STATEMENTS........................      6
ADDITIONAL FINANCIAL INFORMATION............     A1


 PRUCO LIFE INSURANCE COMPANY           PRUDENTIAL ANNUITY SERVICE CENTER
     213 WASHINGTON STREET                       P.O. BOX 7960
 NEWARK, NEW JERSEY 07102-2992           PHILADELPHIA, PENNSYLVANIA 19101
                                             TELEPHONE: (888) PRU-2888

*STRATEGIC PARTNERS SELECT ANNUITY is a service mark of Prudential.
 ORD000045B

                                     COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company founded in 1875 under the laws of the State of New Jersey.


                                     EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 1999 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

                                   LITIGATION

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. As an example of such litigation, in March 2000, plaintiffs filed a purported class action against us titled Olmsted v. Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America, alleging that certain fees and expenses charged to the plaintiffs in connection with the sale of variable annuities since March 1, 1997 were excessive and unreasonable. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

In particular, Pruco Life and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operation of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.


                                 LEGAL OPINIONS

Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.


                              PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for administrative expenses and mortality and expense risks. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS SELECT ANNUITY CONTRACT and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.


                             PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

        P(1 + T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

The tables below provide performance information for specified periods ending December 31, 1999 for each Subaccount that invests in a Fund that had a performance history as of December 31, 1999. No standard total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). Standard and non-standard average annual return calculations include all of the fees under the Contract (i.e., the mortality and expense risk charge and the administrative fee). This information does not indicate or represent future performance.

The following three tables assume a daily insurance and administrative charge equal to 1.40% on an annual basis and no guaranteed minimum income benefit.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 1999 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN

                                                           One         Five           Ten            From Date
                                                           Year        Years          Years          Established
                                             Date          Ended       Ended          Ended          Through
Fund Portfolio                               Established   12/31/1999  12/31/1999     12/31/1999     12/31/1999
Prudential Global Portfolio                    09/88        40.35%       20.29%         11.59%        12.52%
Prudential Jennison Portfolio                  05/95        34.40%        N/A             N/A         29.62%
Prudential Stock Index Portfolio               09/87        13.05%       25.88%         15.85%        15.06%
SP Aggressive Growth Asset Allocation
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP AIM Aggressive Growth Portfolio             08/00         N/A          N/A             N/A          N/A
SP AIM Growth and Income Portfolio             08/00         N/A          N/A             N/A          N/A
SP Alliance Large Cap Growth Portfolio         08/00         N/A          N/A             N/A          N/A
SP Alliance Technology Portfolio               08/00         N/A          N/A             N/A          N/A
SP Balanced Asset Allocation Portfolio         08/00         N/A          N/A             N/A          N/A
SP Conservative Asset Allocation
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP Davis Value Portfolio                       08/00         N/A          N/A             N/A          N/A
SP Deutsche International Equity
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP Growth Asset Allocation Portfolio           08/00         N/A          N/A             N/A          N/A
SP INVESCO Small Company Growth
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP Jennison International Growth
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP Large Cap Value Portfolio                   08/00         N/A          N/A             N/A          N/A
SP MFS Capital Opportunities Portfolio         08/00         N/A          N/A             N/A          N/A
SP MFS Mid Cap Growth Portfolio                08/00         N/A          N/A             N/A          N/A
SP PIMCO High Yield Portfolio                  08/00         N/A          N/A             N/A          N/A
SP PIMCO Total Return Portfolio                08/00         N/A          N/A             N/A          N/A
SP Prudential U.S. Emerging Growth
Portfolio                                      08/00         N/A          N/A             N/A          N/A
SP Small/Mid Cap Value Portfolio               08/00         N/A          N/A             N/A          N/A
SP Strategic Partners Focused Growth
Portfolio                                      08/00         N/A          N/A             N/A          N/A
Janus Aspen Series-Growth Portfolio
Service Shares                                 09/93        36.14%       27.73%           N/A         22.32%

Table 2 shows the average annual rates of return as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                     TABLE 2
                           AVERAGE ANNUAL TOTAL RETURN
                             ASSUMING NO WITHDRAWAL

                                                                                                  From
                                                         One          Five          Ten           Date
                                                         Year         Years         Years         Established
                                          Date           Ended        Ended        Ended          Through
Fund Portfolio                            Established    12/31/1999   12/31/1999   12/31/1999     12/31/1999
Prudential Global Portfolio                 09/88         45.95%       20.52%       11.59%         12.50%
Prudential Jennison Portfolio               05/95         40.00%        N/A           N/A          29.85%
Prudential Stock Index Portfolio            09/87         18.65%       26.14%       15.91%         15.10%
SP Aggressive Growth Asset Allocation
Portfolio                                   08/00          N/A          N/A           N/A           N/A
SP AIM Aggressive Growth Portfolio          08/00          N/A          N/A           N/A           N/A
SP AIM Growth and Income Portfolio          08/00          N/A          N/A           N/A           N/A
SP Alliance Large Cap Growth Portfolio      08/00          N/A          N/A           N/A           N/A
SP Alliance Technology Portfolio            08/00          N/A          N/A           N/A           N/A
SP Balanced Asset Allocation Portfolio      08/00          N/A          N/A           N/A           N/A
SP Conservative Asset Allocation
Portfolio                                   08/00          N/A          N/A           N/A           N/A
SP Davis Value Portfolio                    08/00          N/A          N/A           N/A           N/A
SP Deutsche International Equity
Portfolio                                   08/00          N/A          N/A           N/A           N/A
SP Growth Asset Allocation Portfolio        08/00          N/A          N/A           N/A           N/A
SP INVESCO Small Company Growth
Portfolio                                   08/00      N/A       N/A       N/A       N/A

SP Jennison International Growth
Portfolio                                   08/00      N/A       N/A       N/A       N/A
SP Large Cap Value Portfolio                08/00      N/A       N/A       N/A       N/A
SP MFS Capital Opportunities Portfolio      08/00      N/A       N/A       N/A       N/A
SP MFS Mid Cap Growth Portfolio             08/00      N/A       N/A       N/A       N/A
SP PIMCO High Yield Portfolio               08/00      N/A       N/A       N/A       N/A
SP PIMCO Total Return Portfolio             08/00      N/A       N/A       N/A       N/A
SP Prudential U.S. Emerging Growth
Portfolio                                   08/00      N/A       N/A       N/A       N/A
SP Small/Mid Cap Value Portfolio            08/00      N/A       N/A       N/A       N/A
SP Strategic Partners Focused Growth
Portfolio                                   08/00      N/A       N/A       N/A       N/A
Janus Aspen Series-Growth Portfolio
Service Shares                              09/93     41.74%    27.85%     N/A      22.36%

                                        5

Table 3 shows the cumulative total return for the portfolios, assuming no withdrawal. This table assumes no deferred sales charges.

                                     TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL


                                                          One            Five          Ten          From Date
                                                          Year           Years         Years        Established
                                          Date            Ended          Ended         Ended        Through
Fund Portfolio                            Established     12/31/1999     12/31/1999    12/31/1999   12/31/1999
Prudential Global Portfolio                 09/88          45.95%        154.30%       199.47%      278.39%
Prudential Jennison Portfolio               05/95          40.00%          N/A           N/A        240.35%
Prudential Stock Index Portfolio            09/87          18.65%        219.41%       377.76%      464.66%
SP Aggressive Growth Asset Allocation
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP AIM Aggressive Growth Portfolio          08/00           N/A            N/A           N/A          N/A
SP AIM Growth and Income Portfolio          08/00           N/A            N/A           N/A          N/A
SP Alliance Large Cap Growth Portfolio      08/00           N/A            N/A           N/A          N/A
SP Alliance Technology Portfolio            08/00           N/A            N/A           N/A          N/A
SP Balanced Asset Allocation Portfolio      08/00           N/A            N/A           N/A          N/A
SP Conservative Asset Allocation
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP Davis Value Portfolio                    08/00           N/A            N/A           N/A          N/A
SP Deutsche International Equity
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP Growth Asset Allocation Portfolio        08/00           N/A            N/A           N/A          N/A
SP INVESCO Small Company Growth
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP Jennison International Growth
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP Large Cap Value Portfolio                08/00           N/A            N/A           N/A          N/A
SP MFS Capital Opportunities Portfolio      08/00           N/A            N/A           N/A          N/A
SP MFS Mid Cap Growth Portfolio             08/00           N/A            N/A           N/A          N/A
SP PIMCO High Yield Portfolio               08/00           N/A            N/A           N/A          N/A
SP PIMCO Total Return Portfolio             08/00           N/A            N/A           N/A          N/A
SP Prudential U.S. Emerging Growth
Portfolio                                   08/00           N/A            N/A           N/A          N/A
SP Small/Mid Cap Value Portfolio            08/00           N/A            N/A           N/A          N/A
SP Strategic Partners Focused Growth
Portfolio                                   08/00           N/A            N/A           N/A          N/A
Janus Aspen Series-Growth Portfolio
Service Shares                              09/93          41.74%        241.64%         N/A        255.98%

Money Market Subaccount Yield

        The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series Fund. All fees, expenses and charges associated with the STRATEGIC PARTNERS SELECT Annuity and the Series Fund have been reflected.

        The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended December 31, 1999 were ___% and ___%, respectively.

        The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

        The deduction referred to above consists of the 1.25% charge for mortality and expense risks and the 0.15% charge for administration. It does not reflect the withdrawal charge.

        The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield- =([base period return + 1] 365/7)-1.

        The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.


                               FEDERAL TAX STATUS


X.    OTHER TAX RULES.


1. DIVERSIFICATION.

        The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. Pruco Life believes the underlying variable investment options for the Contract meet these diversification requirements.


2. INVESTOR CONTROL.

        Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected contractowners and will be made with such notice to affected contractowners as is feasible under the circumstances.


3. ENTITY OWNERS.

        Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract will be subject to tax.


4. PURCHASE PAYMENTS MADE BEFORE AUGUST 14, 1982.

        If your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% penalty tax.

5.      WITHHOLDING OF TAX FROM DISTRIBUTIONS.

        Taxable amounts distributed from annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. The rate of withholding on annuity payments will be determined on the basis of the withholding certificate you file with Pruco Life. These elections must be made on the appropriate Pruco Life forms. Absent these elections, Pruco Life will withhold the tax amounts required by the applicable tax regulations. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient.

6. NONRESIDENT ALIENS. Special tax withholding rules apply to nonresident aliens.


7. TRANSFERS TO YOUNGER PERSONS. If you transfer your contract to a person either 37 1/2 years younger than you, or a grandchild, or designate such younger person as a beneficiary, there may be Generation Skipping tax consequences.


                              FINANCIAL STATEMENTS

The following financial statements describe the sub-accounts of the Discovery Select Variable Annuity, another variable annuity contract offered by Pruco Life. This information is provided because some of the sub-accounts associated with Discovery Select are also used by the Strategic Partners Select Annuity contract. Financial information specific to the Strategic Partners Select Annuity contract will be available following the completion of the initial accounting period for this contract.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

                             DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select. Age 48.

RONALD P. JOELSON, Director - Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; 1996 to 1999: President, Guaranteed Products, Prudential Institutional; 1995 to 1996: Managing Director, Prudential Enterprise Planning. Age 42.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group. Age 53.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group. Age 49.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999; Senior Vice President and Director of Sales, Investment Consulting Group, Paine Webber. Age 43.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group. Age 57.

KIYOFUMI SAKAGUCHI, Director - President and CEO, Prudential International Insurance Group since 1995. Age 57.


                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Vice President and Treasurer, Prudential since 1995. Age 43.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998: Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank. Age 57.

THOMAS F. HIGGINS, Senior Vice President - Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999: Vice President, Mutual Funds, Prudential Individual Financial Services; 1995 to 1998:
Principal, Mutual Fund Operations, The Vanguard Group. Age 45.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995. Age 40.

HIROSHI NAKAJIMA, Senior Vice President - President and CEO, Pruco Life Insurance Company Taiwan Branch since 1997; prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd. Age 56.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management. Age 45.

WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer- Vice President and IFS Controller, Prudential Enterprise Financial Management since 2000; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; 1997 to 1999: Vice President, Accounting Enterprise Financial Management; 1995 to 1997: Vice President, Accounting, External Financial Reporting. Age __.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life directors and officers are elected annually.

ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS


(a) FINANCIAL STATEMENTS

(1) Financial Statements of the Discovery Select Variable Annuity Subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 1999; the Statements of Operations for the period ended Decemher 31, 1999; the Statements of Changes in Net Assets for the periods ended December 31, 1999 and December 31, 1998: and the Notes relating thereto will appear in the statement of additional information. (Part B of the Registration Statement) (Note 4)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 1999 and 1998; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 1999, l998 and 1997; and the Notes to the Consolidated Financial Statements will appear in the statement of additional information (Part B of the Registration Statement) (Note 4).

(b) EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2) Agreements for custody of securities and similar investments--
    Not Applicable.

(3)     (a) Form of Distribution Agreement between Prudential Investment
            Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor) (Note 3)

        (b) Form of Selected Broker Agreement used by PIMS (Note 3)

(4)     (a) The Strategic Partners Select Variable Annuity Contract
            -VFM-96. (Note 1)

(5 )(a)  Application form for the Contract. (Note 1)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 5)

    (b) By-laws of Pruco life Insurance Company, as amended through May 6, 1997. (Note 6)

(7) Contract of reinsurance in connection with variable annuity contract-- Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed;

    (a)  Form of Fund Participation Agreement. (Note 7)

(9) Opinion of Counsel as to legality of the securities being registered.
    (Note 4)

(10)Written consent of PricewaterhouseCoopers LLP independent accountants. (Note 4)

(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

(12) Agreement in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners
     -- Not Applicable.

(13) Schedule of Performance Computations. (Note 4)


(14) Powers of Attorney.


        (a) Ira J. Kleinman, Esther H. Milnes and I. Edward Price (Note 8)

        (b) Kiyofumi Sakaguchi (Note 10)

        (c) James J. Avery, Jr (Note 11)

        (d) David R. Odenath, Jr., William J. Eckert and Ronald P. Joelson (Note 1)

(Note 1)   Filed herewith

(Note 2) Incorporated by reference to Form N-4, Registration No. 33-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

 (Note 4)  To be filed by pre-effective amendment.

 (Note 5) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

 (Note 6) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of the Pruco Life Insurance Company.

 (Note 7) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

 (Note 8) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

 (Note 9) Incorporated by reference to Post-effective Amendment No. 2 to Form S-6, Registration No. 33-85115, filed October 13, 2000 on behalf of the Pruco Life Variable Universal Account.

 (Note 10) Incorporated by reference to Post Effective Amendment No. 8 to Form
           S-6, Registration No.33-49994, filed April 28, 1997, on behalf of the Pruco Life PRUvider Variable Appreciable Account.

 (Note 11) Incorporated by reference to Post-Effective Amendment No. 2 to Form
           S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

 (Note 12) Incorporated by reference to Post-Effective Amendment No. 7 to Form
           S-1, Registration No. 33-86780, filed April 10, 2000 on behalf of the Pruco Life Variable Contract Real Property Account.


ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part B: Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its two wholly-owned subsidiaries, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") and The Prudential Insurance Company of Arizona ("PLICA"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 32 to the Form N-lA Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed February 28, 1997, the text of which is hereby incorporated.

ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28. INDEMINFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 ct. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.    PRINCIPAL UNDERWRITERS

(a) Prudential Investment Management Services LLC (PIMS)

        PIMS is distributor for by Prudential Government Securities Trust, The Target Portfolio Trust, Cash Accumulation Trust, COMMAND Government Fund, COMMAND Money Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential High Yield Fund, Inc., Prudential Index Series Fund, Prudential MoneyMart Assets Inc., Prudential Natural Resources Fund, Inc., Prudential Government Income Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential International Bond Fund, Inc., Prudential Institutional Liquidity Portfolio, Inc., The Prudential Investment Portfolios, Inc., Prudential Mid-Cap Value Fund, Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Short-Term Corporate
Bond Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Managed Funds, Prudential 20/20 Focus Fund, Prudential Value Fund, Prudential World Fund, Inc., Strategic Partners Series and Target Funds.

        PIMS is also distributor of the following unit investment trusts:
Separate Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.


(b) Information concerning the officers and directors of PIMS is set forth below.




                                POSITIONS AND OFFICES                      POSITIONS AND OFFICES
             NAME (1)              WITH UNDERWRITER                           WITH REGISTRANT
    ------------------          ---------------------------                ----------------------

    Robert F. Gunia........     President                                   None

    Jean D. Hamilton.......     Executive Vice President                    None

    John R. Strangfeld.....     Executive Vice President                    None

    Kevin B. Frawley.......     Senior Vice President and Chief             None
                                Compliance Officer

    Francis O. Odubekun....     Senior Vice President and Chief             None
                                Operating Officer

    William V. Healey......     Senior Vice President, Secretary and        None
                                Chief Legal Officer

    Margaret M. Deverell...     Senior Vice President, Comptroller and      None
                                Chief Financial Officer

    C. Edward Chaplin......     Treasurer                                   None


----------------------------

(I) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c) Not applicable


ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.


ITEM 31.   MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32.   UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of
        Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 26th day of December, 2000.



            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                                  (Registrant)

                       BY:PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)


Attest:   /s/  CLIFFORD E. KIRSCH                   /s/       ESTHER H. MILNES
-----------------------------------------          -------------------------------------------
               CLIFFORD E. KIRSCH                             ESTHER H. MILNES
               CHIEF LEGAL OFFICER AND SECRETARY              PRESIDENT


                                  SIGNATURES

       As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                         SIGNATURE AND TITLE
                    ----------------------------

                                *
                    ----------------------------
                    ESTHER H. MILNES                                   Date: December 26, 2000
                    PRESIDENT AND DIRECTOR

                                *
                    ----------------------------
                    JAMES J. AVERY JR.
                    CHAIRMAN OF THE BOARD AND DIRECTOR

                                *                                      *By:  /s/ CLIFFORD E. KIRSCH
                    ----------------------------                       ----------------------------
                    WILLIAM J. ECKERT                                            CLIFFORD E. KIRSCH
                    VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER                  (ATTORNEY-IN-FACT)
                    (PRINCIPAL FINANCIAL OFFICER AND CHIEF
                    ACCOUNTING OFFICER)


                                *
                    ----------------------------
                    IRA J. KLEINMAN
                    DIRECTOR

                                *
                    ----------------------------
                    I. EDWARD PRICE
                    DIRECTOR

                                *
                    ----------------------------
                    KIYOFUMI SAKAGUCHI
                    DIRECTOR

                                *
                    ----------------------------
                    Ronald P. Joelson
                    Director

                                *
                    ----------------------------
                    DAVID R. ODENATH, JR.
                    DIRECTOR


                                EXHIBIT INDEX

(4)       Strategic Partners Select Variable Annuity Contract
(5)       Application
(14)(d)   Powers of Attorney
               David R. Odenath
               William J. Eckert IV
               Ronald P. Joelson IV